

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

via U.S. mail and facsimile

Mr. J. Leland Strange
President and Chief Executive Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

> **Re: Intelligent Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-09330**

Dear Mr. Strange:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise future filings to reference the Item numbers in the exact form required by Form 10-K. For example, your Items 4 through 14 do not correspond to the appropriate Items set forth in Form 10-K.

Part I, page 1
Forward-Looking Statements, page 1

2. We note the statement in the last sentence that your company "undertakes no obligation to update or revise its forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results." This statement

does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law.

Item 1. Business, page 1
Industrial Products Segment, page 2

3. With a view toward future disclosure, please explain the need for any government approval of principal products or services, the effect of existing or probable governmental regulations on your business, and the costs and effects of compliance with environmental laws. In this regard, we note you reference environmental regulations over competing solvent-based products, but you do not mention if or how environmental regulations directly affect your operations. This comment also applies to "Information Technology Products and Services Segment", as we note your statement concerning increasing government regulation on page 14. Refer to Items 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

4. In the fourth paragraph, we note your statement, "ChemFree believes it is competitive based on product features, positive environmental impact, desirable health and safety features, less burdensome regulatory compliance, and cleaning performance." With a view toward future disclosure, please specifically describe the nature of these competitive advantages and how they help ChemFree compete. In your description, please be sure to discuss what product features make ChemFree competitive and why, what kind of positive environmental impact ChemFree has, what the desirable health and safety features are, why ChemFree is subject to less burdensome regulatory compliance, and how ChemFree products compete in cleaning performance. Refer to Item 101(h)(4)(iv) of Regulation S-K.

5. We note your statement in the last paragraph that shortages or price increases associated with certain sole-source suppliers could impact ChemFree's ability to meet market demand and/or increase cost of goods sold. With a view towards future disclosure, please discuss the availability of raw materials, being sure to disclose whether you anticipate such shortages or price increases. Refer to Item 101(h)(4)(v) of Regulation S-K.

Information Technology Products and Services Segment, page 3

6. The disclosure throughout this section does not sufficiently convey the product(s) offered by this segment or clearly convey the current status of the product(s). In this regard, we note that the disclosure only discusses the CoreCard business, yet disclosure elsewhere in the filing suggests that you offer other products under this segment. Further, we note that the disclosure regarding the CoreCard business often discusses aspects of the product that appear to be in the development phase and not currently deployable. The disclosure in this section should clearly differentiate between the current status of the product and your plans with respect to the further development of your product. With a view towards future disclosure, please provide us with revised disclosure consistent with this comment.

7. Please advise us as to the basis for the statements in the third paragraph on page 3.

Patents, Trademarks and Trade Secrets, page 5

8. With a view towards future disclosure, please discuss the duration of your intellectual property rights. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Item 6. Management's Discussion and Analysis . . . , page 8
Results of Operations, page 11

9. On page 12, we note your statement that service revenue generated by your Information Technology and Services segment increased by 21 percent due in part to more professional services projects completed in 2009. With a view toward future disclosure, please discuss any known trends or uncertainties that may have given rise to the increase in demand for your professional services.

10. Also on page 12, we note your statement that you had no investment income in 2009 compared to $7,000 in 2008. With a view toward future disclosure, please explain the reason for this change. Similarly, please explain the reasons behind the changes in "Equity Earnings of Affiliate Company" and other net income.

Item 8A(T). Controls and Procedures, page 16
Evaluation of Disclosure Controls and Procedures, page 16

11. We note your statement, "In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

Exhibit 31.2

12. Please revise in future filings to ensure that all paragraphs are numbered correctly. Additionally, in your numbered paragraph 4, which is paragraph 2 in Item 601(b)(31) of Regulation S-K, the text should read "report" instead of "annual report" as the certification must be set forth exactly as it appears in Item 601(b)(31).

Definitive Proxy Statement on Schedule 14A

Proposal 1 – The Election of One Director, page 4
Nominee, page 4

13. Please revise in future filings to discuss the specific experience, qualifications, attributes or
    skills that qualify Mr. Strange to act as director. Refer to Item 401(e)(1) of Regulation S-K.

Board Leadership Structure and Role in Risk Oversight, page 5

14. The disclosure in the last sentence of this section appears to be based on Item 402(s) of
    Regulation S-K. However, this disclosure does not conform to the specific language used in
    Item 402(s) of Regulation S-K. Specifically, it does not indicate that you have determined
    that your compensation program is not reasonably likely to result in a material adverse effect
    on your company. Please advise us as to whether you have made this determination pursuant
    to Item 402(s). If so, please describe to us the process you undertook to reach that
    determination.

Director Compensation, page 8

15. You disclose that non-employee directors earn $8,000 per year plus a fee of $2,000 for each
    Board of Directors meeting. We note your statements on page 6 that the Board met five
    times during the year ended December 31, 2009 and that the directors attended at least eighty
    percent of the Board meetings. We further note your disclosure that Mr. Petit received
    $14,000 in fees earned or paid in cash for the year ended December 31, 2009. It appears
    from your disclosures that if Mr. Petit attended eighty percent of the Board meetings, he
    would have received an additional $8,000 in fees above the $8,000 annual director base pay.
    Please advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director